Exhibit 99.1

Press Release

Chi-Med Presented Sulfatinib Neuroendocrine Tumors Phase Ib/II Results at the 14th Annual Conference of European Neuroendocrine Tumor Society

London: Friday, March 10, 2017: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) presented data from the ongoing Phase Ib/II clinical trial of sulfatinib in patients with advanced neuroendocrine tumors (“NET”) at the 14th Annual Conference of European Neuroendocrine Tumor Society (“ENETS”), held in Barcelona, Spain from March 8 to 10, 2017.  Sulfatinib is an oral, novel angio-immunokinase inhibitor that selectively targets vascular endothelial growth factor receptor (“VEGFR”), fibroblast growth factor receptor (“FGFR”) and colony-stimulating factor-1 receptor (“CSF-1R”), three key tyrosine kinase receptors involved in tumor angiogenesis and immune evasion.  Five other sulfatinib clinical trials are underway in China and the US, including two Phase III studies in NET patients (SANET-p and SANET-ep), one Phase II study in thyroid cancer patients and one Phase II study in biliary tract cancer patients.

The most recent results of the study were presented in detail as follows:

Presentation Type:	Oral Presentation, Presidential Abstract – Plenary Meeting Room
Title:	An Open-Label Phase Ib/II Study of Sulfatinib in Patients with Advanced Neuroendocrine Tumors (NCT02267967)
Presented by:	Dr. JianMing Xu
Session:	Session 2B: Medical Therapies and Goals
Date & Time:	Thursday, March 9, 2017, 11:10 AM CET

Presentation summary

The current Phase Ib/II trial is an open-label, single-arm Phase II study to assess the efficacy and safety of sulfatinib monotherapy in patients with advanced grade 1 or 2 advanced NET.  81 patients (41 pancreatic NET and 40 extra-pancreatic NET) were enrolled between November 2014 and January 2016, in seven clinical centers across China.  The majority of patients had grade 2 disease (79%) and had failed previous systemic treatments (65%).  As of January 20, 2017, 13 patients had confirmed partial response (“PR”) and 61 patients had stable disease (“SD”) corresponding to an overall objective response rate (“ORR”) of 16.0% (13/81), with 17.1% (7/41) in pancreatic NET and 15.0% (6/40) in extra-pancreatic NET, and an overall disease control rate (“DCR”) of 91.4%.  Median overall progression-free survival (“PFS”) has not been reached, but is estimated to be 16.6 months (95% CI: 13.4, 19.4) with longer median PFS in pancreatic NET estimated at 19.4 months and shorter median PFS in extra-pancreatic NET estimated at 13.4 months.  Importantly, there were 12 patients who had progressed after treatment with targeted therapies (e.g. Sutent® and Afinitor®) and all benefited from sulfatinib treatment (3 PRs and 9 SDs).  Sulfatinib was well tolerated with Grade ≥3 adverse events (AEs) with >5% incidence, regardless of causality, of hypertension (31%), proteinuria (14%), hyperuricemia (10%), hypertriglyceridemia (9%), diarrhea (7%) and ALT increase (6%).  Additional details about this study may be found at clinicaltrials.gov, using identifier NCT02267967.

Based on the promising Phase I and Phase II efficacy data and tolerability in patients with advanced NETs, two randomized Phase III trials are ongoing.

The presentation is available at www.chi-med.com/news/.  Further information about ENETS is available at enetsconference.org.

About NET

NET arises from neuroendocrine cells and develop predominantly in the digestive or respiratory tracts but can also occur in many areas of the body.  Diagnosis of NET is difficult due to the small tumor size and diverse origination with patients showing varied or no symptoms.  There were approximately 20,000 new cases of NET and a cumulative prevalence of approximately 148,000 cases in the United States in 20161.

NETs can be classified according to tumor origin, as pancreatic NET representing less than 10% of the total NET patients, and extra-pancreatic NET comprising all other non-pancreatic NETs including lung, lymph and gastrointestinal tract NETs.  To date, treatment options for NET patients are limited; sunitinib and everolimus are the only two approved targeted-therapies for NET, sunitinib for pancreatic NET and everolimus for NET of pancreatic, gastrointestinal or lung origin, while there is no such a choice for broad spectrum NET patients.

1  According to Frost & Sullivan.

About Sulfatinib

Sulfatinib is an oral, novel angio-immunokinase inhibitor that selectively inhibits the tyrosine kinase activity associated with VEGFR, FGFR and CSF-1R, three key tyrosine kinase receptors involved in tumor angiogenesis and immune evasion.  Inhibition of the VEGFR signaling pathway can act to stop angiogenesis, the growth of the vasculature around the tumor, and thereby starve the tumor of the nutrients and oxygen it needs to grow rapidly.  Aberrant activation of the FGFR signaling pathway, which can be increased by anti-VEGFR therapy treatment, is shown to be associated with cancer progression by promoting tumor growth, angiogenesis and formation of the myeloid derived suppressor cells.  Inhibition of the CSF-1R signaling pathway blocks the activation of tumor-associated macrophages, which are involved in suppressing immune responses against tumors.

In addition to the current Phase Ib/II NET trial, five sulfatinib clinical trials are underway in China and the United States, including two Phase III studies in NET patients (SANET-p and SANET-ep), one Phase II study in thyroid cancer patients and one Phase II study in biliary tract cancer patients.

The SANET-p trial is a randomized, double-blind, placebo-controlled, multi-center, Phase III pivotal registration trial to treat about 190 pathologically low or intermediate grade pancreatic NET patients in China whose disease has progressed, locally advanced or distant metastasized and for whom there is no effective therapy.  The primary endpoint is PFS, with secondary endpoints including ORR, DCR, duration of response (“DoR”), time to response and overall survival (“OS”).  Additional details of the SANET-p study may be found at clinicaltrials.gov, using identifier NCT02589821.  The SANET-ep trial is similar to the SANET-p trial and is targeted at treating about 270 non-pancreatic NET patients in China.  Additional details of the SANET-ep study may be found at clinicaltrials.gov, using identifier NCT02588170.

Chi-Med is conducting an open-label Phase II clinical trial to evaluate the efficacy and safety of sulfatinib in about 50 patients with locally advanced or metastatic radioactive iodine-refractory differentiated thyroid cancer or medullary thyroid cancer in China.  The primary endpoint is ORR, with secondary endpoints including safety and tolerability, DCR, time to response and PFS.  Additional details of this study may be found at clinicaltrials.gov, using identifier NCT02614495.

Chi-Med is also conducting an open-label Phase II clinical trial to evaluate the efficacy and safety of sulfatinib in about 32 patients with advanced or metastatic biliary tract cancer who failed one prior systemic therapy in China.  The primary endpoint is PFS at 16 weeks, with secondary endpoints including the ORR, DCR, DoR, PFS, OS and safety.  Additional details of this study may be found at clinicaltrials.gov, using identifier NCT02966821.

About Chi-Med

Chi-Med is an innovative biopharmaceutical company which researches, develops, manufactures and sells pharmaceuticals and healthcare products.  Its Innovation Platform, Hutchison MediPharma Limited, focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market.  Its Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 0001).  For more information, please visit: www.chi-med.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements reflect Chi-Med’s current expectations regarding future events, including its expectations for the clinical development of sulfatinib, including plans for further clinical studies of sulfatinib in NET, its expectations as to whether such studies would meet their primary or secondary endpoints, and its expectations as to the timing of the completion and the release of results from such studies.  Forward-looking statements involve risks and uncertainties.  Such risks and uncertainties include, among other things, assumptions regarding enrollment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria, changes to clinical protocols or regulatory requirements, unexpected adverse events or safety issues, the ability of drug candidate sulfatinib to meet the primary or secondary endpoint of a study, to obtain regulatory approval in different jurisdictions, to gain commercial acceptance after obtaining regulatory approval, the potential market of sulfatinib for a targeted indication and the sufficiency of funding.  Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM. Chi-Med undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

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